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JOHN V. O’HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct

January 27, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549-4644

RE:    HIMCO Variable Insurance Trust (SEC File Nos. 333-194995 and 811-22954) (“Registrant”)

Dear Mr. Long:

We are writing in response to comments you provided telephonically to Laura Kealey on January 3, 2017 with respect to the Registrant’s annual report for the period ended December 31, 2015, filed with the Registrant’s Form N-CSR (Accession No. 0001193125-16-474948), the Registrant’s Form N-PX (0001104659-16-141038), and the Registrant’s Form N-Q (0001104659-16-158034).   On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

Comment 1:

Please confirm that the Registrant’s investment adviser, Hartford Investment Management Company (HIMCO), will not seek to recoup any expenses reimbursed or fee waivers applied to any portfolio of the Registrant.

Response 1:

The Registrant confirms that HIMCO has not and will not seek to recoup any expenses reimbursed or fee waivers applied as the contractual arrangements currently in place do not provide for such recoupment.

Comment 2:	With respect for Form N-CSR, the Registrant should include the financials of the master fund going forward and consider amendments to prior Form N-CSR filings to include the same.

Response 2:	While the Registrant has not included the master funds’ financial statements in its previously filed Form N-CSRs, the Registrant did provide the master funds’

shareholder reports to shareholders.  While Form N-CSR does not expressly require the inclusion of master fund data, the Registrant accepts this comment and will include the master funds’ financial statements in the applicable Form N-CSRs beginning with the upcoming N-CSR for the period ended December 31, 2016.

Comment 3:	With respect to Forms N-PX and N-Q, master fund data or a link to master fund data, should also be included in future filings.

Response 3:	The Registrant will include a link to the applicable master fund data in future filings of these forms.

Sincerely,

/s/ John V. O’Hanlon

cc:                                Brenda Page

Laura Kealey

Brian Watkins